Exhibit 99.1

ATTUNITY REPORTS 41% REVENUE GROWTH IN 2014
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Total non-GAAP revenue for the quarter grew 38% to a new record of $11 million
Company estimates total revenue for 2015 of $46 - $48 million
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Burlington, MA – January 29, 2015 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three-month period and year ended December 31, 2014.

Recent Operational Highlights:

•
Entered into a multi-million dollar technology license agreement with a Cloud services company for a consideration of approximately $7.5 million payable over two years, or over $10 million if the partner exercises additional expansion options.

•	Expanded strategic position in Big Data markets with advanced data warehouse automation technology through acquisition of BIReady

•	New customer accounts won in Q4 across all our geographical territories and with all of the key go-to-market partners, including Microsoft, Teradata, Pivotal and HP Vertica

•	Added strategic go-to-market partnerships with Cloudera and Hortonworks for the Attunity solution for Hadoop

•	Expanded the sales management in North America, including the appointment of Jeff Burt and David Collins as Regional VP’s of Sales.

•	Finalized plan to expand sales and business development team to up to 40 people in 2015

Financial Highlights for the Fourth Quarter of 2014, compared with the Fourth Quarter of 2013:

•	Total non-GAAP revenue grew 38% to $11.0 million

•	Total GAAP revenue grew 37% to $10.9 million

•	Total license revenue grew 39% to $6.7 million

•	Non-GAAP operating income of $2.1 million

•	GAAP operating income of $1.2 million

Financial Highlights for the Full Year 2014, compared with the Full Year of 2013:

•	Total non-GAAP revenue grew 43% to $36.0 million

•	Total GAAP revenue grew 41% to $35.7 million

•	Total license revenue grew 51% to $20.1 million

•	Non-GAAP operating income of $3.0 million

•	GAAP operating loss of $65,000

•	Cash, cash equivalents and restricted cash of $19.4 million as of December 31, 2014, compared with $16.5 million as of December 31, 2013

“The fourth quarter of 2014 was a record quarter for us in terms of total revenues and revenues from our Big Data product offering. Over the past year, we advanced the development of both our business and penetration of the market, successfully bringing our suite of advanced Big Data and Cloud solutions to a growing base of customers,” stated Shimon Alon, Chairman and CEO of Attunity. “We have taken a targeted approach to our growth strategy, including expanding our sales and marketing initiatives in areas that offer us the highest potential ROI, developing, acquiring and launching new solutions in order to service a broader segment of the market, and fostering key go-to-market partnerships with the likes of Microsoft, Teradata, HP Vertica, Cloudera, Pivotal, and Amazon Web Services.  We believe these initiatives are generating good traction, and are expected to continue to support our growth through 2015 and into the future."

Mr. Alon continued, “We believe the innovation and development of our new solutions continue to be ahead of our peers and is solidifying our position as a market leader in the Big Data integration market.  This is demonstrated by, among other things, the positive initial market adoption of our Attunity for Hadoop solution. This traction included closing customer deals within weeks of the Attunity for Hadoop launch in the fourth quarter. We believe this solution is an unmatched offering, enabling the accelerated movement of Big Data for Hadoop environments, simplifying its use for analytics and BI, and materially reducing implementation costs. We plan to expand our solutions for Hadoop in 2015 and expect it to contribute to our revenue growth,” continued Mr. Alon.

Sales and Marketing
Attunity continues to execute upon its sales strategy and drive future growth. Further expansion of the sales team is planned for 2015. In support of this plan, the Company hired two new regional vice presidents of sales to ensure high productivity and proper oversight so that the team continues to operate at optimum levels.

“We are entering 2015 with positive momentum and a strong management team, and believe the expanded salesforce is well equipped to identify opportunities and generate leads from our expanded marketing and partnership programs."

“In addition, we are expanding our value to Business Intelligence (BI) and data warehouse customers through  the recent acquisition of BIReady’s technology. Their unique solution is designed to provide fast, flexible delivery of information for Big Data Analytics and BI projects. This acquisition marks a major milestone in the evolution of our long-term growth strategy with a new solution that, in addition to moving the data, will also provide customers with the ability to generate data models for their data warehouses. We plan to cross-sell and up-sell the BIReady solution to customers using data warehousing on-premises or in the cloud,” concluded Mr. Alon.

Financial Results for Q4 2014

Total revenue for the fourth quarter of 2014 increased 37% to $10.9 million, compared with revenue of $7.9 million for the same period of 2013.

Total non-GAAP revenue for the fourth quarter of 2014 increased 38% to $11.0 million, compared with revenue of $8.0 million for the same period of 2013. This includes a 39% increase of license revenue to $6.7 million, compared with $4.8 million for the same period of 2013, as well as non-GAAP maintenance and service revenue, which grew 35% to $4.3 million, compared with $3.2 million for the same period of 2013.1 The growth in total revenue is mainly attributable to an increase in Attunity Replicate revenue, the Hayes acquisition, increased activity with go-to-market partners, and revenues from the recently announced technology license agreement.

Non-GAAP maintenance and service revenue for the fourth quarter of 2014 includes approximately $0.1 million of acquired maintenance revenue from Hayes that was not recognized earlier due to business combination accounting rules.1

Operating income for the fourth quarter of 2014 was $1.2 million, compared with $0.2 million for the same period of 2013.

Non-GAAP operating income for the fourth quarter of 2014 was $2.1 million, compared with $1.2 million for the same period of 2013. Non-GAAP operating income for the fourth quarter of 2014 excludes $0.9 million in expenses and amortization associated with acquisitions and equity-based compensation expenses. This is compared with a $1.0 million of similar expenses for the same period last year. 1

Net income for the fourth quarter of 2014 was $0.1 million, or $0.01 per diluted share, compared with a net loss of $0.2 million, or ($0.01) per diluted share in the fourth quarter of 2013.

Non-GAAP net income for the fourth quarter of 2014 was $1.2 million, or $0.08 per diluted share, compared with a non-GAAP net income of $0.9 million, or $0.06 per diluted share, for the same period last year. Non-GAAP net income for both fourth quarters of 2014 and 2013 excludes a total of $1.1 million in expenses mostly attributable to expenses and amortization associated with acquisitions and equity-based compensation expenses.1

Financial Results for Full Year 2014

Total revenue increased 41% for 2014 to $35.7 million, compared to $25.2 million in 2013. This included a 51% increase in license revenue to $20.1 million, compared to $13.4 million in 2013; and a 31% increase in maintenance and service revenue to $15.5 million, compared with $11.8 million for 2013.

Total non-GAAP revenue for the 2014 increased 43% to $36.0 million, compared with revenue of $25.2 million for 2013. This includes a 51% increase of license revenue to $20.1 million, compared with $13.4 million for 2013, as well as non-GAAP maintenance and service revenue, which grew 34% to $15.9 million, compared with $11.8 million for 2013.1

Operating loss for 2014 was $65,000 compared to $58,000 for 2013.

Non-GAAP operating income for 2014 was $3.0 million, compared to $2.1 million for 2013. Non-GAAP operating income for 2014 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisitions of Hayes, RepliWeb and BIReady of $3.1 million. Non-GAAP operating income for 2013 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisitions of RepliWeb and Hayes of $2.2 million. 1

Net loss for 2014 was $1.5 million, or $(0.10) per diluted share, compared to net loss of $0.6 million, or $(0.05) per diluted share, in 2013.

Non-GAAP net income for 2014 was $1.7 million, compared to $1.5 million in 2013. Non-GAAP net income for 2014 excludes a total of $3.2 million in expenses and amortization related to the acquisitions of Hayes, RepliWeb, and BIReady, net of tax effects, equity-based compensation expenses and financial expenses associated with the revaluation of liabilities presented at fair value. Non-GAAP net income for 2013 excludes a total of $2.1 million in expenses and amortization related to the acquisitions of RepliWeb and Hayes, net of tax effects, equity-based compensation expenses and financial expenses associated with the revaluation of liabilities presented at fair value.1

Cash, cash equivalents and restricted cash were $19.4 million as of December 31, 2014, compared with $16.5 million as of December 31, 2013. This increase is mainly attributable to positive cash flow from operations of $3.1 million. Shareholders' equity was $31.3 million as of December 31, 2014, a 4% increase compared to December 31, 2013.

Outlook for 2015
The Company expects revenue from Attunity's business to increase to between approximately $46 and $48 million for 2015.  Additionally, the Company expects non-GAAP operating margin to range between 10% and 14%.

Financial Reconciliation to NON-GAAP figures for 2014 Outlook:

	From	To
GAAP Operating Profit Margin	1%	5%
Equity base compensation	5%	5%
Amortization and other adjustments – related acquisitions	4%	4%
Non-GAAP Operating Profit margin (*)	10%	14%

(*)Non GAAP Operating Profit Margin is calculated by dividing the Non GAAP Operating Profit by the total revenues for the period.

The Company clarified that it does not expect to provide or update guidance more often than on an annual basis.

1See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call Information

The Company will host a conference call with the investment community today, Thursday, January 29th at 10:00 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1-888-364-3105 (U.S. Toll Free), 180-924-5905 (Israel Toll Free), or +1-719-325-2436 (International). All dial-in participants must use the following code to access the call: 5311828.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Events section of Attunity's website, http://www.attunity.com/events.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through February 12, 2015, at +1-877-870-5176 (U.S. Toll Free) or 1-858-384-5517 (International). Participants must use the following code to access the replay of the call: 5311828. The online archive of the webcast will be available on http://www.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), data warehouse automation, and cloud data delivery. Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally-accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of revenue, net income, operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions of RepliWeb, Hayes and BIReady, net of related tax, stock-based compensation expenses in accordance with ASC 718, and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Selected GAAP Measures to Non-GAAP Measures table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that our initiatives are generating good traction, and are expected to continue to support our growth through 2015 and into the future or that we intend to expand our sales force in 2015 or our outlook for 2015, or when we  say that we expect Attunity for Hadoop to contribute to our revenue growth, we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers;; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenue of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2015 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:
Garth Russell / Christopher Harrison
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com  / charrison@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2014	2013
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,959	$16,481
Restricted cash	430	-
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2014 and December 31, 2013)	5,850	5,224
Other accounts receivable and prepaid expenses	453	685

Total current assets	$25,692	$22,390

LONG-TERM ASSETS:
Other long term assets	577	385
Severance pay fund	3,247	3,233
Property and equipment, net	980	879
Intangible assets, net	5,402	5,345
Goodwill	17,467	17,748

Total long-term assets	27,673	27,590

Total assets	$53,365	$49,980

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2014	2013
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$322	$458
Contingent purchase consideration	2,054	-
Deferred revenues	6,879	5,175
Employees and payroll accruals	3,023	3,210
Accrued expenses and other current liabilities	1,591	1,365

Total current liabilities	13,869	10,208

LONG-TERM LIABILITIES:
Long-term deferred revenue	647	847
Liabilities presented at fair value and other long-term liabilities	1,004	1,219
Contingent purchase consideration	2,208	3,280
Accrued severance pay	4,296	4,328

Total long-term liabilities	8,155	9,674

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,772	1,677
Authorized: 32,500,000 shares at December 31, 2014 and 2013; Issued and outstanding: 15,375,716 shares at December 31, 2014 and 14,527,292 shares at December 31, 2013
Additional paid-in capital	133,931	130,944
Receipt on account of shares	-	81
Accumulated other comprehensive loss	(871)	(621)
Accumulated deficit	(103,491)	(101,983)

Total shareholders' equity	31,341	30,098

Total liabilities and shareholders' equity	$53,365	$49,980

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three Months ended December 31,
	2014	2013	2014	2013
	Unaudited		Unaudited	Unaudited

Software licenses	$20,128	$13,364	$6,669	$4,782
Maintenance and services	15,524	11,833	4,210	3,160

Total revenue	35,652	25,197	10,879	7,942

Operating expenses:
Cost of revenues	3,321	2,132	1,006	579
Research and development	9,316	7,756	2,215	2,048
Selling and marketing	19,136	11,793	5,392	3,751
General and administrative	3,944	3,574	1,019	1,388

Total operating expenses	35,717	25,255	9,632	7,766

Operating income (loss)	(65)	(58)	1,247	176

Financial expenses, net	893	627	577	278

Income (loss) before income taxes	(958)	(685)	670	(102)

Taxes on income (benefit)	550	(56)	543	60

Net income (loss)	$(1,508)	$(629)	$127	$(162)

Basic earnings (loss) per share	$(0.10)	$(0.05)	$0.01	$(0.01)

Weighted average number of shares used in computing basic earnings (loss) per share	$15,024	$11,474	$15,243	$12,561

Diluted earning (loss) per share	$(0.10)	$(0.05)	$0.01	$(0.01)

Weighted average number of shares used in computing diluted earnings (loss) per share	$15,024	$11,474	$15,891	$12,561

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013
	Unaudited
Cash flows activities:
Net loss	$(1,508)	$(629)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	345	256
Stock based compensation	1,489	746
Amortization of intangible assets	1,215	909
Accretion of payment obligation	682	95

Change in:
Accrued severance pay, net	(46)	(14)
Trade receivables	(626)	(1,049)
Other accounts receivable and prepaid expenses	265	(226)
Trade payables	(136)	115
Deferred revenues	1,533	10
Employees and payroll accruals	(187)	506
Accrued expenses and other liabilities	626	(201)
Change in liabilities presented at fair value and other long term liabilities	(197)	363
Excess tax benefit	(121)	(189)
Change in deferred taxes, net	(242)	(434)
Other	(1)	4
Net cash provided by operating activities	3,091	262

Cash flows from investing activities:
Purchase of property and equipment	(446)	(663)
Increase in restricted cash	(430)	-
Acquisition of companies	(748)	(4,163)
Net cash used in investing activities	(1,624)	(4,826)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	888	1,096
Receipts on account of shares	-	81
Repayment of contingent consideration	-	(2,000)
Capital raise, net	-	17,956
Excess tax benefit	121	189
Net cash provided by financing activities	1,009	17,322

Foreign currency translation adjustments on cash and cash equivalents	2	(55)

Increase in cash and cash equivalents	2,478	12,703
Cash and cash equivalents at the beginning of the period	16,481	3,778

Cash and cash equivalents at the end of the period	$18,959	$16,481

Supplemental disclosure of cash flow activities:
Cash paid during the period for income tax	$500	$426

Non cash activities:
Issuance of shares related to acquisition of Hayes	$503	$1,046

ATTUNITY LTD. AND ITS SUBSIDIARIES

UNAUDITED RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Three months ended December 31, 2014				Three months ended December 31, 2013
	GAAP	Adj.		Non-GAAP	GAAP	Adj.		Non-GAAP

Software licenses	6,669			6,669	4,782			4,782
Maintenance and services	4,210	78	(a)	4,288	3,160	13	(a)	3,173

Total revenue	10,879			10,957	7,942			7,955

Operating expenses:
Cost of revenues	1,006	247	(b)	759	579	261	(b)	318
Research and development	2,215	129	(c)	2,086	2,048	55	(c)	1,993
Selling and marketing	5,392	244	(b), (c)	5,148	3,751	175	(b), (c)	3,576
General and administrative	1,019	162	(c), (e)	857	1,388	556	(c), (e)	832

Total operating expenses	9,632			8,850	7,766			6,719
Operating income	1,247			2,107	176			1,236
Financial expenses, net	577	377	(d)	200	278	205	(d)	73

Income (loss) before income taxes	670			1,907	(102)			1,163
Taxes on income	543	(129)	(f)	672	60	(245)	(f)	305

Net income (loss)	127			1,235	(162)			858

Basic earnings (loss) per share	0.01			0.08	(0.01)			0.07
Weighted average number of shares used in computing basic earnings per share	15,243			15,243	12,561			12,561
Diluted earnings (loss) per share	0.01			0.08	(0.01)			0.06
Weighted average number of shares used in computing diluted earnings (loss) per share	15,891			15,921	12,561			13,922

ATTUNITY LTD. AND ITS SUBSIDIARIES

UNAUDITED RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

(a)	Valuation adjustment on acquired deferred services revenue.

		Three months ended December 31,
		2014	2013
(b)	Amortization of acquired intangible assets:

	Cost of revenues - amortization of technology	$247	$261
	Selling and marketing - amortization of customers relationship	81	89

		$328	$350

(c)	Stock-based compensation expenses under ASC 718 included in:

	Research and development	$129	$55
	Selling and marketing	163	86
	General and administrative	114	51

		$406	$192

(d)	Acquisition-related financial expenses and revaluation of liabilities presented at fair value

	Revaluation of liabilities presented at fair value	$206	$176
	Accretion of payment obligation	171	29

		$377	$205

(e)	Acquisition related expenses in the amount of $48 and $505, for the three months ended December 31, 2014 and 2013, respectively.

(f)	Taxes related to acquisitions.

ATTUNITY LTD. AND ITS SUBSIDIARIES

UNAUDITED RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Year ended December 31, 2014				Year ended December 31, 2013
	GAAP	Adj.		Non-GAAP	GAAP	Adj.		Non-GAAP

Software licenses	20,128			20,128	13,364			13,364
Maintenance and services	15,524	363	(a)	15,887	11,833	13	(a)	11,846

Total revenue	35,652			36,015	25,197			25,210

Operating expenses:
Cost of revenues	3,321	889	(b)	2,432	2,132	647	(b)	1,485
Research and development	9,316	440	(c)	8,876	7,756	237	(c)	7,519
Selling and marketing	19,136	962	(b), (c)	18,174	11,793	587	(b), (c)	11,206
General and administrative	3,944	461	(c), (e)	3,483	3,574	689	(c), (e)	2,885

Total operating expenses	35,717			32,965	25,255			23,095
Operating income (loss)	(65)			3,050	(58)			2,115
Financial expenses, net	893	495	(d)	398	627	458	(d)	169

Income (loss) before income taxes	(958)			2,652	(685)			1,946

Taxes on income (benefit)	550	(354)	(f)	904	(56)	(461)	(f)	405

Net income (loss)	(1,508)			1,748	(629)			1,541

Basic earnings (loss) per share	(0.10)			0.12	(0.05)			0.13
Weighted average number of shares used in computing basic earnings (loss) per share	15,024			15,024	11,474			11,474
Diluted earnings (loss) per share	(0.10)			0.11	(0.05)			0.12
Weighted average number of shares used in computing diluted earnings (loss) per share	15,024			15,871	11,474			12,589

ATTUNITY LTD. AND ITS SUBSIDIARIES

UNAUDITED RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

(a)	Valuation adjustment on acquired deferred services revenue.

		Three months ended December 31,
		2014	2013
(b)	Amortization of acquired intangible assets:

	Cost of revenues - amortization of technology	889	647
	Selling and marketing - amortization of customers relationship	326	262

		1,215	909

(c)	Stock-based compensation expenses under ASC 718 included in:

	Research and development	440	237
	Selling and marketing	636	325
	General and administrative	413	184

		1,489	746

(d)	Acquisition-related financial expenses and revaluation of liabilities presented at fair value

	Revaluation of liabilities presented at fair value	(187)	363
	Accretion of payment obligation	682	95

		495	458

(e)	Acquisition related expenses in the amount of $48 and $505, for the years ended December 31, 2014 and 2013, respectively.

(f)	Taxes related to acquisitions.